2000 PENNSYLVANIA AVE., NW WASHINGTON, D.C. 20006-1888 TELEPHONE: 202.887.1500 FACSIMILE: 202.887.0763 WWW.MOFO.COM

MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,

LOS ANGELES, PALO ALTO,

SACRAMENTO, SAN DIEGO,

DENVER, NORTHERN VIRGINIA,

WASHINGTON, D.C.

TOKYO, LONDON, BERLIN, BRUSSELS,

BEIJING, SHANGHAI, HONG KONG,

SINGAPORE

March 24, 2014

BY EDGAR AND COURIER

Ms. Jessica Barberich

Mr. William Demarest

Ms. Beth Frohlichstein

Ms. Jennifer Gowetski

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Farmland Partners Inc.
Amendment No. 2 to Registration Statement on Form S-11
Filed March 11, 2014
File No. 333-193318

Dear Mss. Barberich, Frohlichstein and Gowetski and Mr. Demarest:

This letter is submitted on behalf of Farmland Partners Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated March 19, 2014 (the “Comment Letter”) with respect to the Company’s Amendment No. 2 to the Registration Statement on Form S-11, which was filed by the Company on March 11, 2014 (“Amendment No. 2”).  The Company is concurrently filing via EDGAR today Amendment No. 3 to the Registration Statement on Form S-11 (“Amendment No. 3”), which includes changes to Amendment No. 2 in response to the Staff’s comments set forth in the Comment Letter, as well as other changes.  We have enclosed with this letter a marked copy of Amendment No. 3, which reflects all changes to Amendment No. 2.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 2, and page references in the responses below refer to Amendment No. 3.  Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 3.

General

1.              We note your disclosure on pages 8 and 9 regarding your acquisition pipeline.  In particular, we note the statement that:  “As of the date of this prospectus, we have identified and are in the various stages of reviewing and negotiating 15 potential farm acquisitions comprising an aggregate of approximately 43,000 acres of farmland with an estimated aggregate purchase price of approximately $151 million, based on our preliminary discussions with sellers and our internal assessment of the values of the farmland.”  You further state that you “do not believe any of the acquisitions are probable at this time.”  To the extent these acquisitions are not probable, please revise your disclosure to (i) remove any reference to your “acquisition pipeline,” (ii) more specifically describe your interactions with any potential sellers, (iii) explain, as applicable, that the purchase price refers to a listed sale price or your internal assessment and not from any negotiations with potential sellers, (iv) briefly describe how sales of farmland differ from more traditional property sales, including the impact of timing and due diligence, and (v) confirm to us that you and your counsel continue to believe that no acquisitions are currently probable.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 9 and 93 of Amendment No. 3. In addition, the Company advises the Staff that the Company and its counsel continue to believe that no acquisitions are currently probable.

2.              We note your revised disclosure on page 117.  Please provide us with support for the additional chart you have included.  Clearly mark the specific items in the supporting materials that support the chart.  The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Response to Comment No. 2

In response to the Staff’s comment, the Company supplementally is delivering to the Staff support for the chart on page 122, as well as the other updated industry data included in Amendment No. 3.

Summary Risk Factors, page 9

3.              We note the third risk factor you have identified on the cover page of your prospectus.  While we note that your summary risk factors section on page 9 identifies the risks associated with the related party leases, please revise to also include the risks related to the other conflicts of interest that you have identified on the cover page of your prospectus.

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised the disclosure on page 10 to include the risks related to the other conflicts of interest identified on the cover page of the prospectus.

Principal Stockholders, page 140

4.              Please confirm that this table will include disclosure regarding shareholders owning greater than 5% of your common stock and OP units immediately following the completion of your offering.  Please refer to Item 403 of Regulation S-K.  For example only, please confirm that Pittman Hough Farms LLC will not own greater than 5% of your common stock and OP units immediately following the completion of the offering or revise your table as appropriate.

Response to Comment No. 4

In response to the Staff’s comment, the Company has revised the principal stockholders table on page 143 to include Pittman Hough Farms LLC, which is the only person (other than Mr. Pittman) expected to be the beneficial owner of more than 5% of the Company’s common stock and OP units following the completion of the offering.

Note 1 — Adjustments to the Pro Forma Consolidated Balance Sheet, page F-6 (D), page F-6

5.              Your response to comment 7 from our letter dated March 6, 2014 indicates that all of the $0.7 million represents offering costs and that formation costs were expensed and included in professional fee expense on the Company’s predecessor’s statement of operations.  However, your disclosure still indicates that the costs of the formation transaction will be charged against the gross offering proceeds upon completion of the Offering.  Please clarify and revise your disclosure accordingly.

Response to Comment No. 5

In response to the Staff’s comment, the Company has revised the disclosure in footnote (D) on page F-6 to remove the reference to the formation transactions because only costs of the offering will be charged against the gross offering proceeds upon completion of the offering.

Disclosure of Previously Provided Supplemental Material

In response to Comment No. 13 to the Staff’s letter dated March 6, 2014, the Company previously provided the Staff supplemental information regarding its analysis of the materiality of certain corrections to its consolidated financial statements.  Per the Staff’s request, we have provided below the response that the Company previously provided to the Staff supplementally.

Response to Comment No. 13:

FP Land

Management’s SAB 108 analysis for out of period adjustments

Date:  January 29, 2014

Out of period adjustments corrected in 2013

During the audits of the years ended December 31, 2011 and 2012, an error was identified in the calculation of net property tax expense, resulting in an understatement of net property tax expense. These adjustments were determined to be immaterial in both 2011 and 2012.  In 2013, the Company recorded the adjustment to true up the prior year net property tax expense.

The purpose of this memorandum is to document management’s analysis of the materiality of the prior period error on both the periods of origination and the period of correction, as well as the conclusion on the appropriate method of correction under SAB Topic 1.N.

Management’s analysis

The Company considered both quantitative and qualitative factors to assess the materiality of the errors that resulted in a decrease in income from operations totaling $21,767 for the year ended December 31, 2013. While the adjustment is 64% of net income, the Company is breakeven on earnings in 2013, as a result of $620,000 in professional fees that are nonrecurring. Additionally, the evaluation of the adjustment as a percentage of net income is not a meaningful comparison given the small denominator. As a result, the absolute value of the correction in dollars is not material and does not impact the underlying economics of the business or the trend of earnings.

For the purpose of this assessment the Company considered the following definition of materiality from Financial Accounting Standards Board Statement of Financial Accounting Concepts No. 2, Qualitative Characteristics of Accounting Information:

The magnitude of an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would have been changed or influenced by the omission or misstatement. That discussion recognizes that materiality judgments are made in light of surrounding circumstances and necessarily involve both quantitative and qualitative considerations.

The above definition is consistent with the guidance provided by Staff Accounting Bulletin 108 (“SAB 108”) which states that:

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

It further states that in addition to a quantitative “rule of thumb,” such as a fixed percentage of net income, the factual context in which the user of financial statements would view the financial statement item must be taken into account.

Investors and users of financial statements use many metrics to measure a business’s performance, including GAAP-based profit/loss metrics, such as net income, and liquidity metrics, such as cash flow from operating activities. While net income is a factor in determining a company’s performance, the Company believes most users of REIT financial statements (including both lenders and equity holders) give equal importance to the ability of the REIT to generate cash to be used to service debt, acquire additional properties and pay dividends to the shareholders. Non-GAAP metrics such as Funds From Operations (a performance measure) and EBITDA are also used by management to evaluate the results of operations.

Management also considered other qualitative factors including those specifically described in SAB 108.  Management considered the following qualitative factors to be critical in the evaluation.  However, management considered all factors included within SAB 108 in the analysis and determined that those factors not specifically listed below were not applicable or did not affect the evaluation of whether the correction was material.

1.                                      The effect on trends, particularly profitability and working capital;

2.                                     The effect on compliance with loan covenants or other contractual agreements or regulatory provisions;

3.                                      Whether the misstatements increase management’s compensation;

4.                                      The significance of the financial statement element affected by the misstatement, for example, a misstatement affecting recurring earnings as contrasted to one involving a non-recurring charge or credit, such as an extraordinary item; and

5.                                      The significant of the misstatement or disclosures relative to known user needs, for example:

•                  The significance of earnings and earnings per share to public company investors.

•                  The magnifying effects of a misstatement on the calculation of purchase price in a transfer of interest (buy/sell agreement).

•                  The effect of misstatements of earnings when contrasted with expectations.

Quantitative Discussion of the Error

The net property tax expense errors identified in 2012 and 2011 resulted in understatements of net property tax expense of $10,622 and $11,145, respectively, in those years.  The Company recorded the correction of this error in 2013. Correcting this error in 2013 results in understating 2013 net income by nearly 64% (which is calculated as the sum of the $10,622 and $11,145 misstatements divided by the $34,172 pretax net income for 2013).

The pretax net income of $34,172 for the year ended December 31, 2013 is after the posting of the $21,767 out-of-period adjustment to correct the 2011 and 2012 net property tax expense above.

Management notes that at December 31, 2013, the Company has recorded $620,000 in start-up costs associated with carve-out audits of 2011 and 2012 required as a result of the reorganization of entities under common control that occurred in 2013 and increased costs paid to the Company’s advisor for time and expenses incurred by the Company’s advisor in connection with the IPO. If the Company were to adjust 2013 net income for the one time start-up costs and include the expected recurring audit fees of $150,000, net income would have been approximately $504,000, which is consistent with the 2012 net income. Using this pro forma net income in the evaluation of the materiality of the out-of-period adjustment at December 31, 2013 would result in the adjustment to correct the 2011 and 2012 net property tax expense in 2013 of 3.7% of net income, 3.3% of FFO, and 1.1% of EBITDA.  Management notes that when calculating debt covenant compliance for 2013, management and the bank agreed that the start-up costs should be added back to both working capital and net income for purposes of the working capital minimum and debt service coverage ratio, which management believes is evidence that users of the financial statements will disregard these costs in their evaluation of the Company’s financial position and results of operations for 2013.  Management also notes that the impact to pro forma net income, FFO and EBITDA as described above are not materially impacted by the correction.

Management believes that while the effect of correcting the error in 2013 results in an understatement of net income by 63.7%, the impact of the misstatement relative to key metrics other than net income renders it immaterial. This correction resulted in an overstatement in net property tax expense on the statement of operations for 2013. When comparing the out-of-period adjustment to total operating expenses, total operating expenses are overstated by 2.2%. Additionally, the effect of posting the out-of- period entry decreases the operating margin of the company by 1.5%. Certain start-up costs were incurred in 2013 (as discussed above), which resulted in a decline in the Company’s operating margin of 21% when compared to 2012. As such a potential investor would not likely be swayed by an additional 1% movement in margin in 2013. Therefore, management believes that despite the impact on net income for the year, this correction of prior period errors in the current period is not material to the 2103 financial statements as a whole. Additionally management considered the fact that the out-of-period amount in question is $21,767, which is not considered material in absolute dollars.

Not correcting the identified errors in prior years, inclusive of net property tax expense, does not significantly impact any financial statement caption or the non GAAP measures that the Company has presented in the registration statement, as summarized in the table below:

	2012			2011
Impact on:	As Reported	Misstatement	%	As Reported	Misstatement	%
Total Assets	36,913,823	12,294	0.0%	27,411,300	19,128	0.1%
Total Liabilities	36,580,455	(21,767)	-0.1%	32,713,092	(11,145)	0.0%
Equity	333,368	(4,536)	-1.4%	(5,301,792)	(9,262)	0.2%
Cash Flows from Operations	774,968	8,434	1.1%	338,608	—	0.0%
Cash Flows used in Investing	(4,250,943)	—	0.0%	(3,002,099)	—	0.0%
Cash Flows from Financing	3,495,128	(8,434)	-0.2%	2,686,732	—	0.0%
Pretax Net Income (iron curtain)	586,352	13,814	2.4%	263,734	1,279	0.5%
Pretax Net Income (rollover method)	586,352	9,008	1.5%	263,734	7,618	2.9%
FFO (rollover method)	710,928	9,008	1.3%	314,868	11,145	3.5%
EBITDA (rollover method)	1,900,874	2,188	0.1%	1,422,812	7,618	0.5%

The above table reflects that the impact on 2012 and 2011 would have been clearly immaterial to both years.  Additionally, as a result of correcting the prior period errors in 2013, all balance sheet accounts are properly stated, with respect to the transactions at December 31, 2013 and there is no impact to the statement of cash flows. The effect on pretax net income and the non GAAP measures discussed by management in the registration statement are as follows:

	2013
Impact on:	As Reported	Out of Period	%
Pretax Net Income	34,172	(21,767)	-63.7%
FFO	182,719	(21,767)	-11.9%
EBITDA	1,580,959	(21,767)	-1.4%

Qualitative Factors Considered in Evaluating Materiality of the Misstatements

Management believes that potential investors will have the benefit of understanding that the audit fees related to the earlier periods are nonrecurring and therefore will adjust their projections accordingly. The correction of a $21,767 prior period error in 2013 would not be considered material by a potential investor given the disclosure in the S-11 as to the nature of these nonrecurring items, and an investor’s decisions would not be impacted by the magnitude of the correction, which has been clearly disclosed within the footnotes to the financial statements.

The following key qualitative factors were utilized by management, other factors were utilized as well but the following factors were critical in the analysis:

1.              The effect on trends, particularly profitability and working capital.

The Company continues to trend as profitable even with additional costs incurred during 2013 related to 2 nonrecurring audit fees as a result of the reorganization that occurred in 2013 and the Company’s preparation for an IPO.  Additionally, the Company was nearly breakeven both before and after the adjustment and therefore an investor’s opinion would not be impacted.

2.              The effect on compliance with loan covenants or other contractual agreements or regulatory provisions.

Loans with covenants are held at the parent company level and considering the working capital, debt service coverage and debt to asset ratio of all subsidiaries on a combined basis. These misstatements would not change the compliance with the working capital, debt service coverage or debt to asset ratio covenants on a combined basis. We also note that for purposes of calculating the debt covenants in 2013, the Company and the Lenders agreed that the start-up costs recorded in 2013 should be added back to net income for purposes of calculating debt service coverage ratios and excluded from accounts payable for purposes of calculating working capital minimum thresholds. The out-of-period adjustment resulted in an understatement of these measures in 2013 and the Company’s parent was still in compliance with the covenants.

3.              Whether the misstatements increase management’s compensation.

Management does not have any compensation arrangements which are based on the result of the Company and any bonuses that are paid are discretionary.

4.              The significance of the financial statement element affected by the misstatement, for example, a misstatement affecting recurring earnings as contrasted to one involving a non-recurring charge or credit, such as an extraordinary item.

As noted above, recurring earnings are skewed downward in 2013 because of the start-up costs incurred in connection with the reorganization of certain Pittman Hough Farms operations into the Company, which required 2 nonrecurring carve out audits to be completed during the year. While the out of period adjustment represents nearly 64% of net income for the year it impacts the Company’s gross margin by 1%. If evaluating the out of period correction against recurring earnings, the one-time charge for start-up costs, the out of period adjustment is 4.3% of net income and therefore not significant to the trend in truly recurring earnings.

5.              The significance of the misstatement or disclosures relative to known user needs, for example:

•                                          The significance of earnings and earnings per share to public company investors.

•                                          The magnifying effects of a misstatement on the calculation of purchase price in a transfer of interest (buy/sell agreement).

•                                          The effect of misstatements of earnings when contrasted with expectations.

Known user needs would be making an investment decision in the REIT. Because the user will receive the entire prospectus with MD&A, the dip in earnings has been explained in MD&A, which provides context for recurring versus non-recurring charges. Therefore the user will have the information necessary to adjust projections. These misstatements would not impact those projections.

Conclusion

Based upon the above analysis, Management has concluded that the impact of the correction of the prior period error in net property tax expense is not material in the current period and the error is not material to the periods of origination when evaluated on the rollover or iron curtain basis. Therefore the 2011 and 2012 errors in net property tax expense will be corrected in 2013 as an out of period as the effect is immaterial to the financials statements taken as a whole.

*  *  *  *

The Company respectfully believes that the proposed modifications to the Registration Statement made in Amendment No. 3, and the supplemental information provided to the Staff, are responsive to the Staff’s comments.  If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (202) 887-8785.

Sincerely,

/s/ Justin R. Salon
Justin R. Salon

cc:	Paul A. Pittman
Luca Fabbri
Farmland Partners Inc.
David C. Wright
Christopher C. Green
Hunton & Williams LLP
John A. Good
Morrison & Foerster LLP